FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

ABBEY NATIONAL PLC CUSIP # 00279K208 NYSE CODE: SUD

Confirmation of Redemption to Holders of
$150,000,000 7.25% Perpetual Subordinated Capital Securities

Abbey National plc hereby confirms that it has given notice in accordance with the terms of its 7.25% Perpetual Subordinated Capital Securities that on June 15, 2004 it will redeem all of its outstanding 7.25% Perpetual Subordinated Capital Securities at a redemption price equal to 100% of the principal amount thereof (in denominations of $25). Accrued interest, if any, from the date of the last interest payment on March 15, 2004 to the redemption date will be payable to the record holders as of May 31, 2004.

Dated: May 14, 2004

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 14 May 2004	By: /s/ Shaun Coles
Shaun Coles Abbey Secretariat